

Old Mutual plc
3rd Floor, Lansdowne House, 57 Berkeley Square, London W1J 6ER
Tel: +44 (0)20 7569 0100 Fax: +44 (0)20 7569 0200 www.oldmutual.com

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA


03024523


SEC MAIL PROCESSING
RECEIVED
JUL 14 2003
WASH. D.C. 188 SECTION

8 July 2003

Attention: Special Counsel/Office of International Corporate Finance

Dear Sirs

Old Mutual plc – File No. 82-4974

In accordance with the exemption of Old Mutual plc ("OM plc") pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934 under the above file reference number, I am enclosing herewith copies of the following material press releases or other material public documents issued by OM plc or its subsidiaries since our letter to the SEC dated 8 April 2003:

- Announcement by Old Mutual plc dated 4 April 2003 of the currency conversion rates for its final dividend for the year ended 31 December 2002;
- Announcement by Old Mutual plc dated 9 April 2003 of entry into an agreement to purchase Sage Life (Bermuda) Ltd;
- Announcement by Old Mutual plc dated 25 April 2003 relating to the level of the Group's Guaranteed Convertible Bonds put back to the issuer;
- Release by Old Mutual plc dated 28 April 2003 concerning Old Mutual Asset Management's results for the first quarter of 2003;
- Announcement by Old Mutual plc dated 30 April 2003 regarding the appointment of Bob Head as Strategy Director of the Group;
- Release by Old Mutual plc dated 30 April 2003 regarding a reduction in the notifiable interest of Barclays PLC in the ordinary shares in Old Mutual plc to 3.98%;
- Release by Old Mutual plc dated 6 May 2003 regarding the re-launch of its GNI Fund Management operation under the name Bright Capital;
- Trading statement by Old Mutual plc dated 16 May 2003 for the first four months of 2003;
- Announcement by Old Mutual plc dated 16 May 2003 that all resolutions were passed at its Annual General Meeting held earlier the same day;

dlw 7/15



- Announcement by Old Mutual plc dated 22 May 2003 regarding the issue of $750m of Guaranteed Cumulative Perpetual Preferred Securities by Old Mutual Capital Funding L.P., such securities being listed on the Luxembourg Stock Exchange; and
- Announcement by Old Mutual plc dated 26 June 2003 of the retirement of Mr Peter Joubert from the Old Mutual plc Board following his reaching the age of seventy.

Yours faithfully

M C Murray
Group Company Secretary
Old Mutual plc

OLD MUTUAL PLC

Final Dividend for the year ended 31 December 2002
Currency Conversion

In the preliminary announcement by Old Mutual plc of its results for the year ended 31 December 2002 published on 24 February 2003, the company announced a recommended final dividend of 3.1p per share or its equivalent in other currencies of payment using the exchange rates prevailing on 3 April 2003. On 13 March 2003, Old Mutual announced it would apply a Zimbabwe dollar/sterling exchange rate determined by Zimbabwe Statutory Instrument 83A of 2003 in calculating the dividend to be paid to shareholders on the Zimbabwe branch register.

The local currency equivalents of the proposed dividend have now been established and are as follows:

South Africa	38.33 South African cents per share
Malawi	4.4157 Malawi Kwacha per share
Namibia	38.33 Namibian cents per share
Zimbabwe	40.1603 Zimbabwean dollars per share

Subject to being approved by shareholders at the Annual General Meeting on 16 May 2003, the final dividend will be paid on 30 May 2003.

The record date for this dividend payment is Tuesday, 22 April 2003 for all the exchanges where Old Mutual shares are listed. The ex-dividend date on the London Stock Exchange is the opening of business on Wednesday, 16 April 2003.

In accordance with the settlement procedures of STRATE, Old Mutual has determined the last day for trading to participate in the final dividend to be Friday, 11 April 2003 for shares traded through the JSE Securities Exchange South Africa. The ex-dividend date on the JSE Securities Exchange South Africa and also on the Malawi, Namibian and Zimbabwe Stock Exchanges will be the opening of business on Monday, 14 April 2003.

4 April 2003

ENQUIRIES:

Old Mutual plc, London
James Poole — **Tel: + 44 20 7569 0100**

Transfer Secretaries / Registrars
Computershare Investor Services
Bristol call centre: — **Tel: +44 870 702 0001**
Johannesburg call centre: — **Tel: +27 11 370 7700**

Nico Corporate Finance
Malawi call centre: — **Tel: + 265 623 856**

Transfer Secretaries (Pty) Limited
Namibian call centre: — **Tel: + 264 61 227647**

Corpserve (Private) Limited
Zimbabwe call centre: — **Tel: +263 912 34621-5**

OLD MUTUAL PLC

Old Mutual plc purchases Sage Life (Bermuda) Ltd

Old Mutual plc (Old Mutual) has entered into an agreement to purchase Sage Life (Bermuda) Ltd, a specialist provider of customized and proprietary annuity products to non-US residents. The products are created in cooperation with worldwide financial institutions. The agreement to purchase does not include any other business units of Sage Group Ltd. The purchase price is not being disclosed.

Sage Life (Bermuda) will provide Old Mutual with a new sales channel to complement its existing dollar-based product lines

"We are building on the success of Old Mutual in the U.S. insurance market," says Guy Barker, Chief Executive of Old Mutual US Life. "The purchase of Sage Life (Bermuda) complements our existing product lines and distribution system. Old Mutual will build on the strengths of Sage Life (Bermuda) and will invest for the success of a much stronger and re-branded company."

Old Mutual plans to retain the current sales and marketing management, as well as maintain all current sales contracts in force. In addition operations and sales of existing products will continue and the company intends to continue to support the existing distribution network.

"We welcome this new parent company, and the capital resources it brings." said Denis Kaplan, Chief Marketing Officer of Sage Life (Bermuda). "By partnering with a financial giant like Old Mutual, we can focus on serving our distribution partners as well as our customers and will consider expanding our product offerings in the near future."

April 09 2003

Enquiries:

Old Mutual plc, London:

James Poole, Director, Corporate Affairs — *Tel: +44 (0)7768 991096*

Julie Saxton, Media Relations — *+44 (0)7766 726007*

Old Mutual US Life, Baltimore:

Siobhan McNulty, Corporate Communications Director — *Tel +1 (410) 895-0118*

Sage Life (Bermuda):

Denis Kaplan, Chief Marketing Officer — *Tel: US +1 (203) 602-6513*

About Old Mutual plc. Old Mutual is an international financial services group and has approximately 4 million life assurance policyholders, 3.6 million banking customers and 600,000 short-term insurance policyholders. The primary listing of Old Mutual plc is on the London Stock Exchange (LSE: OML) and it ranks as a Fortune Global 500 company and is a member of the FTSE 100 Index.

OLD MUTUAL PLC

$ 650m 3.625% Guaranteed Convertible Bond

Early Redemption at the Option of the Bondholder

Notice has been received that holders of USD 13.7 million of Old Mutual's USD 650 million 3.625% Guaranteed Convertible Bond, which represents 2.11% of the total bonds outstanding, have exercised their option to put the Bonds back to the issuer on 2 May 2003. These bonds will be immediately cancelled. As of that date, total nominal amount of the outstanding bonds will be $636,286,000, which will mature in May 2005.

25 April 2003

Enquiries:

James Poole, Director Corporate Affairs +(44) 20 7569 0100

Julie Saxton, Communications Manager +(44) 20 7569 0133

Old Mutual Asset Management
Reports Results for the First Quarter of 2003

BOSTON--April 28, 2003--Old Mutual Asset Management, the U.S. asset management group of Old Mutual plc (LSE: OML), today announced results for its member firms for the first quarter of 2003. The firms in aggregate delivered investment performance in line with major market indices, with assets under management for the group declining 2.1% excluding divestitures and net cash flow. In addition, the firms had combined net inflows of client assets of $475 million, or 0.4% of 2002 year-end assets of $127.0 billion, while divestitures of non-strategic firms accounted for a reduction of $3.3 billion or 2.6% of 2002 year-end assets.

"We are gratified that the relationships our member firms have built with their clients over the years have enabled us to attract new assets in this difficult market environment," said Scott Powers, chief executive of Old Mutual Asset Management. As of March 31, 2003, Old Mutual Asset Management managed a total of $121.5 billion.

About Old Mutual Asset Management

The member firms of Old Mutual Asset Management provide high-quality, actively managed investment products in all major asset classes and investment styles, with each firm focusing on its own specialized area of expertise. More information on member firms, and their investment teams and strategies, is available from the group's Web site at www.oldmutualus.com. The group's parent is Old Mutual plc, an international financial services company based in London, with operations in asset management, life assurance, banking and general insurance. The company is listed on the London Stock Exchange with a market capitalization of approximately $5.6 billion as of April 24, 2003. More information on Old Mutual is available at www.oldmutual.com.

Contact:
Media: Tucker Hewes, (212) 207-9451, tucker@hewescomm.com
Investors: James Poole, 44 (0)20 7569 0121, james.poole@omg.co.uk

# # #

OLD MUTUAL PLC

Appointment of Strategy Director

Old Mutual plc is pleased to announce that Bob Head has joined the Group as Strategy Director. He reports directly to Jim Sutcliffe, Group Chief Executive and his brief includes Group Corporate Development and Business Planning.

Recently, Bob Head has become widely known as chief executive of smile.co.uk, the UK's most highly rated online bank, according to the UK Consumer's Association. Prior to Smile he was a director at ***egg.com*** where his responsibilities covered finance, credit, legal and compliance, treasury, share trading, funds supermarket and general insurance.

Other highlights of his career include stints as Director, International Division of Prudential and various roles at Price Waterhouse Coopers (PwC), after his initial training as an auditor.

Bob is married with 3 children, likes jokes, watching cricket, playing snooker, listening to music, and cycling.

Jim Sutcliffe, Group Chief Executive said:

"I am very pleased to welcome Bob to the Old Mutual team. His extensive experience of developing and building leading-edge financial services businesses will greatly assist us in the next stage of our development."

30 April 2003

ENQUIRIES:

Old Mutual plc **Tel: +44 20 7569 0100**
James Poole, Director, Investor Relations
Julie Saxton, Corporate Communications

OLD MUTUAL PLC
ISIN CODE: GB0007389926
JSE SHARE CODE: OML
NSX SHARE CODE: OLM
ISSUER CODE: OLOML

Share interests

Old Mutual plc has been informed, by a letter dated 28 April 2003 received today, that the notifiable interest, for the purposes of Part VI of the Companies Act 1985, of Barclays PLC in the ordinary shares of 10p each in Old Mutual plc has reduced from 4.00% to 3.98%

The shares are held through the following entities:

	Holding
Barclays Global Investors Japan Investment Trust	103,477
Barclays Global Fund Advisors	382,375
Barclays Global Investors Australia Ltd	540,311
Barclays Capital Securities Ltd	25,572,392
Barclays Global Investors Ltd	95,386,789
Barclays Global Investors Japan Trust & Banking	772,888
Barclays Nikko Global Investors Ltd	374,633
Barclays Global Investors, N.A.	17,644,134
Barclays Life Assurance Co Ltd	11,671,700
Total Holding	**152,448,699**

30 April 2003

Enquiries:
James Poole, Director Corporate Affairs (44) (0)20 7569 0100

AGM Trading Statement

This announcement contains a report from the Board of Old Mutual plc (the Company) on trading in the four months ended 30 April 2003. Nedcor Limited, the Company's separately JSE-listed banking subsidiary, is also giving concurrently with this release a detailed update on its own trading. The full text of Nedcor's statement is available on the Company's website, www.oldmutual.com.

Old Mutual's trading in the first four months of 2003 has followed the patterns of the last quarter of 2002 with solid performance in difficult trading conditions. Lower equity markets, particularly in South Africa, and a strengthening Rand have again been the backdrop. Our capital remains strong. Total assets have held up well, with funds under management at our US asset management business maintained at the year end level, and our embedded value per share has increased from 104p at the year end to 111p at 30 April 2003.

Our US life business achieved strong earnings growth, as profit from sales made last year continued to flow through. This earnings growth was offset by lower profits in our equity-oriented businesses and unrealised translation losses at Nedcor. These unrealised losses have reduced to R300 million at 15 May 2003. Due to this, overall, earnings were lower in Rand, but the effect was dampened in Sterling.

Total life sales on an Annual Premium Equivalent (APE) basis for the four months to 30 April 2003 were £166 million, compared to £168 million in the equivalent period in 2002. Our US life sales on an APE basis were lower than last year at £85 million, compared to £103 million in the equivalent period in 2002. Volumes are being controlled at levels lower than 2002 by conservative pricing, in a market where some competitors are being more aggressive. In South Africa, new business APE was flat at £81 million. South African recurring premiums have been satisfactory, but retail single premiums, affected by the poor investment climate for equities, are some 21% lower than last year. Group single premiums, always lumpy, have benefited from the transfer of Nedcor's multi-management business to Old Mutual South Africa.

Life assurance margins were somewhat lower. In the USA, we had to give back some margin following the intentional slowdown in sales at the end of last year, against the background of aggressive competitor behaviour. In South Africa, product level margins have been firm. A different product mix has meant that our overall margins have returned to our target range, as our group business multi-manager sales have a lower margin than with-profit annuities, which were a major source of sales last year.

In the USA, we have been successful in securing positive net fund inflows of $1.3 billion in the asset management business (including $0.5 billion from the life business). Our distribution efforts have continued to deliver good results, but generally at lower margins due to the increasing proportion of fixed interest business. South African life assurance customers have been deterred by poor local equity markets and low absolute returns, and net cash flow from customers was again negative.

Nedcor's earnings were lower than those for the comparative period in 2002. Its operating result was adversely impacted by significant losses on the translation of offshore assets, reflecting Rand strength during the period, and tough market conditions. Organic growth in advances has been in line with credit extension and interest margins have been maintained, but the poor market for private equity and investment banking assets has held back non-interest revenue. The integration of BoE is on track and on target to achieve total merger benefits of R905 million by 2006.

Investment performance remains good in the US institutional businesses and has improved at OMAM(UK) and OMAM(SA).

Gerrard's trading activity remained robust during the period. Expenses were lower, and have been constrained generally – this is a key focus at present in all our businesses.

Capital

During the past week, we have announced the successful issue of $750 million Guaranteed Cumulative Perpetual Preferred Securities, yielding 8% p.a. at issue, as part of our continuing financing programme. This issue strengthens our capital base, reduces dependence on short term debt and diversifies our sources of funding. Its success demonstrates the increasing acceptance of our name and credit among investors in the credit financing markets.

Holders of $636 million of our $650m Convertible Bonds did not exercise their put option, and these Bonds remain outstanding until maturity in May 2005.

Outlook

Currency fluctuations and equity market movements have affected the performance of our Group and we are not expecting trading conditions to change dramatically over the immediate future. We remain well capitalised. This, together with our diversity, our focus on customer segments, the strength of our market positions and balance sheet give us confidence for the rest of the year.

ENQUIRIES:

Old Mutual plc

James Poole (UK) Tel: +44 (0) 20 7569 0100

Nad Pillay (SA) Tel: +27 (0) 21 504 8026
Tel: +27 (0) 82 553 7980

College Hill (UK) Tel: +44 (0) 20 7457 2020
Tony Friend

Julian Roberts, Group Finance Director, will be hosting a conference call for analysts and investors at 8.30 a.m. GMT (9.30 a.m. South African time) this morning. The call will include a brief introduction followed by an opportunity for questions. Details of the dial-in and access arrangements were released yesterday.

16 May 2003

Further details on operating businesses

South Africa - Life Assurance and Asset Management

Trading conditions in South Africa have been challenging for our South African life assurance and asset management businesses during the period. The FTSE/JSE Africa ALSI declined by 19% between 1 January and 30 April 2003, whilst the Rand has appreciated by 15% against Sterling in the same period putting downward pressure on the value in Rand terms of international assets held in South Africa. As a result, average assets under management were lower than in the corresponding period last year, which negatively impacted operating profit, particularly in Rand.

Individual business sales APE of R786 million and Group business sales APE of R274 million for the first four months were 5% lower and 14% higher, respectively, than in the equivalent period in 2002. While individual recurring premium sales were higher than last year, individual single premium sales came under pressure due to the poor investment climate caused by the currency and equity markets. Group single premiums were 27% up on last year. This was largely due to the acquisition of lower margin "multi-manager" new business from the Nedcor group. New business from our bancassurance initiatives was in line with the equivalent period last year.

The post-tax value of new business for the first four months of R168 million, at a margin of 16%, was 71% of that achieved in the equivalent period in 2002. The reduction in value and margin was mainly due to an expected fall-off in volumes of high margin with-profit annuity business. In addition, the weak single premium market and continued investment in distribution also had an impact.

Total South African policyholder funds under management were R165 billion at 30 April 2003. This was 7% lower than at 31 December 2002 and was almost entirely due to the adverse performance of markets, both locally and internationally.

During the first part of 2003, OMAM(SA)'s performance for clients continued to sustain the good relative investment results apparent at the end of 2002. Specialist equity mandates have continued to perform well, with most being ahead of benchmarks for the twelve month period to the end of March 2003.

Nevertheless, the negative equity markets have meant that our customers' returns are at very low levels. We remain comfortable that equities offer the best returns over the long run, and we continue to invest the preponderance of our customers' assets in those markets. However, the current downdraught is causing considerable customer discomfort.

South Africa – Banking

Nedcor's earnings for the period were lower than those for the comparable period in 2002. Organic growth in advances was in line with credit extension and interest margins were maintained. Net interest income grew accordingly. Non-interest revenue was down as a result of the poor market for private equity and investment banking assets and for generating advisory fees and trading profits. Credit quality, including unsecured

microloans, has been satisfactory despite the high interest rate environment, and the charge against income for provisions is stable. Expense growth is being progressively reduced as the integration of BoE proceeds, but the cost-to-income ratio at this stage has increased as a result of lower revenue growth. Operating profit was also adversely impacted by unrealised losses on the translation of offshore assets into Rand.

The integration of BoE into the Nedcor group is proceeding in line with the published timetable and is on track to realise the targeted synergistic benefits.

The complex new accounting standard, AC133, which deals with the valuation and recognition of financial instruments and a new credit provisioning policy, is presently being implemented in South Africa. Nedcor will report changes caused by the new standard as part of its interim results. Nedcor's capital adequacy is expected to remain sound following the implementation of AC133.

AC133 is based on International Accounting Standard 39, which Old Mutual plc is not allowed to implement until 2005. In consolidating Nedcor's results for 2003 and 2004, Old Mutual will therefore be required to reverse out some of the consequences of applying AC133 in Nedcor's own published results.

South Africa - General Insurance

Overall trading has been robust at Mutual & Federal Insurance Company Limited, our 51% owned general insurance subsidiary, despite its underwriting result being adversely impacted by storm-related claims and a number of industrial fires early in the year.

USA - Asset Management

Our US asset management business continued to demonstrate resilience to the general investment market conditions in the USA through the diversity of its firms. Although our overall weightings in all fund categories remain well represented, the asset mix of our Group's US funds under management continued to shift toward fixed income products.

Funds under management at 30 April 2003 were $127.8 billion, compared to $127.0 billion at the beginning of the year. Net fund inflows for the first four months of 2003 amounted to $1.3 billion (including $0.5 billion from our US life business). Positive fund inflows in the current market conditions were encouraging, and reflect the Group's attractive mix of focused asset management capabilities and the continuing good underlying performance of the core businesses.

Further disposals in 2003 of non-core firms have resulted in $3.3 billion of funds under management being divested by the Group.

Overall, our US asset management businesses continue to produce competitive relative investment performance for their clients. More than 85% of strategies managed for institutional clients have outperformed their respective benchmarks over five years on an asset-weighted basis.

USA - Life Assurance

Trading conditions were more difficult for our US life business, Fidelity & Guaranty Life, during the first four months of 2003 than in 2002. Uncertainty around the impact of the Iraq war and instability in the interest rate environment had a negative impact on the profitability of new annuity business. Volumes were controlled at levels lower than 2002 by conservative pricing in a very fluid market where some competitors were being more aggressive. Despite these conditions, smoothed operating profit for the four months exceeded that achieved in the equivalent period in 2002.

Total sales of $1.1 billion ($135 million on an APE basis) were achieved by the business over the first four months of 2003, making this on a long term perspective, a very successful period. This represented, on an APE basis, 91% of the sales it achieved in the equivalent period in 2002. In our core brokerage annuity market our share was maintained, in the life market our share continued to grow, whilst in the institutional market our share was held down by aggressive competitor pricing. The pre-tax value of new business for the first four months of 2003 was $20 million, at a margin of 14.8%.

Sage Life (Bermuda) Limited (now OMNIA Life (Bermuda)) was acquired in April 2003. This new distribution channel provides an entry into the offshore variable annuity market and establishes a presence with major bank customers offshore, bringing greater stability to new business volumes and profitability.

On a funds flow basis, the Group's US life business has attracted $0.9 billion in net policyholder cash inflows during the first four months of 2003. Since acquisition, US life has generated net policyholder cash inflows totalling more than $5.2 billion. During the same period the weighted average margin of US life business was 23%. Funds under management were $12 billion at 30 April 2003.

AM Best's rating for Fidelity & Guaranty Life was maintained as an 'A'.

UK

While market conditions in the UK continued to be difficult for asset and wealth managers during the first four months of 2003, our businesses made good progress in reducing their operating cost base and developing their product offerings to clients. The sale of three non-core businesses towards the end of 2002 has enabled management to focus on operational efficiencies whilst pursuing new business initiatives.

At Gerrard, market conditions had an impact on revenues during the early part of the year. These effects were, however, largely offset by successful revenue enhancement initiatives and controlled expense reductions. The average level of the FTSE 100 Index for the first four months was 19% lower than in the equivalent period in 2002, which directly impacted on fee income. Trading activity remained relatively robust in spite of fewer opportunities to manage client capital gains tax positions. Funds under management at 30 April 2003 were £12.1 billion compared to £12.0 billion at the beginning of the year, principally reflecting market movements.

Old Mutual Asset Managers (UK) (OMAM(UK)) has continued to produce excellent investment performance. This was recognised in the April 2003 edition of *Professional Adviser*, where the *UK Select Smaller Companies Fund* achieved first place in the *Hot 100 list*. OMAM(UK)'s more diversified *UK Smaller Companies Fund*, *Select Large Cap Fund* and *Corporate Bond Fund* also appeared in the top ten. In March, two new hedge funds were launched by OMAM(UK), the *UK Specialist Equity Fund* and the *UK Large Cap Fund*, which between them have already attracted over $40 million of new funds.

GNI FM, our specialist hedge fund manager, was recently re-launched as Bright Capital.

Selestia continued to grow rapidly, generating £35 million of sales in the first quarter of 2003 compared to £65 million for the whole of 2002.

Forward looking statements

This announcement contains certain forward looking statements with respect to the financial condition and results of operations of Old Mutual plc and its group companies, which by their nature involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. Factors that could cause actual results to differ materially from those in the forward looking statements include, but are not limited to, global, national and regional economic conditions, levels of securities markets, interest rates, credit or other risks of lending and investment activities, and competitive and regulatory factors.

Interim results

Old Mutual plc expects to announce its interim results for the six months ending 30 June 2003 on 7 August 2003. It is expected that Nedcor Limited will announce its interim results on 29 July 2003.

Old Mutual plc

Bright Capital

Old Mutual plc ('Old Mutual') is pleased to announce the re-launch of its GNI Fund Management operation under the name Bright Capital, a fund of hedge funds manager, which aims to capitalise on the opportunities it has identified in broadening its alternative investment offer to an institutional audience.

During the past 18 months Bright Capital has developed and consolidated its distinctive risk process, achieving risk control through a combination of transparency, liquidity and corporate governance.

Hasan Askari, Deputy Chairman & CEO, Old Mutual Financial Services (UK) plc, says:
"We believe that fund of hedge funds are a key growth area of asset management, as institutional and sophisticated private investors look for new ways to generate returns. In response to this, with Bright Capital we have developed a distinctive offering, based on a rigorous risk control process that we believe has the potential to redefine investors' expectations and widen access to the hedge fund industry."

A copy of Bright Capital's full press release and further information is available at www.brightcapital.com

Bright Capital is a subsidiary of Old Mutual Financial Services (UK) plc. Old Mutual Financial Services (UK) plc is Old Mutual's operating division in the UK and also comprises Gerrard, the leading private client wealth manager; Selestia, the IFA investment platform, and Old Mutual Asset Managers (UK), a fast growing investment boutique.

6 May 2003

Enquiries

Facade:
Nathalie Dassas. Tel: +44 20 7253 2828 nathalie@facadeinter.com
Claire Dawson. Tel: +44 20 7253 2828 claire@facadeinter.com

OLD MUTUAL PLC

Annual General Meeting

At the Annual General Meeting of Old Mutual plc held in London earlier today, all of the resolutions set out in the Notice of the Meeting sent to shareholders as part of the Report and Accounts and Summary Financial Statements for the year ended 31 December 2002 were duly passed.

16 May 2003

ENQUIRIES:

Old Mutual plc (London)
James Poole, Director, Investor Relations — Tel: + 44 (0) 20 7569 0100

Further details: www.oldmutual.com

NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO US PERSONS

Old Mutual plc

Old Mutual Capital Funding LP: Issue of Preferred Securities

Today Old Mutual plc announces the successful launch of an issue of $750m of Guaranteed, Cumulative Perpetual Preferred securities, yielding 8% at issue, as part of its on-going financing programme.

The issue will strengthen the capital base of the Group, reducing dependence on short-term debt. Through this issue the Company continues to diversify its sources of funding and its success is a result of the increasing acceptance of the Old Mutual name and credit among investors in the credit financing markets. The proceeds will initially be used to repay existing short term debt.

The securities will be issued by a wholly owned subsidiary of Old Mutual Plc, Old Mutual Capital Funding L.P. of Jersey. The issue has been Joint lead managed by BNP Paribas; HSBC; and Merrill Lynch International.

The size of the issue of Cumulative Preferred Securities was increased substantially during the course of the offer because of the strength of support from both retail and institutional investors primarily in Europe, South Africa and Asia. The notes are not for issue in the USA and certain other territories.

Julian Roberts, Group Finance Director said "Having recently met many new investors in leading global capital market centres, we have been impressed by the enthusiasm and appetite for Old Mutual. This successful new issue will significantly strengthen the capital base of Old Mutual and enhance our financial flexibility going forward.

Enquiries:
Old Mutual
James Poole, Corporate Affairs Director +44 20 7569 0100
Don Hope, Group Treasurer

Notes of Editors:

On May 2nd 2003 the option closed under which investors could put back bonds issued under the $650 million 3.625% Guaranteed Convertible bond, redeemable May 2005. Only US $13.7 million bonds were elected for early redemption and cancellation.

OLD MUTUAL PLC

Director's retirement

Mr Peter Joubert, a non-executive Director of Old Mutual plc, retired from the Board of Old Mutual plc today following his reaching the age of seventy. He had been a Director of the Company since March 1999 and served on its Remuneration, Audit and Nomination Committees.

Commenting on Mr Joubert's retirement, Mike Levett, Chairman of Old Mutual plc, said: "We are very grateful to Peter for the valuable contribution he has made to the Board, and will miss his wise counsel and personal qualities. We wish him a long and happy retirement."

26 June 2003

Enquiries
James Poole (+44) 20 7569 0100
Director, Investor Relations